Exhibit 99.1

PERDIGÃO COMPANIES

MANAGEMENT REPORT – FIRST QUARTER 2006

Dear Shareholders,

We have become the first traditional company in the Brazilian capital markets and the first in the food and beverage sector to adhere to the São Paulo Stock Exchange’s New Market (Novo Mercado) criteria, offering equal rights to all our shareholders as well as diffuse control, premium on public offerings and protective mechanisms to ensure the longevity of our business.

We have concluded a phase of important structural transformations and market-related achievements. We are projecting  a new development cycle for Perdigão that will further consolidate its standing as a socially inclusive, globalized and innovative Company. And above all, a Company that will reflect its real and fair market value to the benefit of its shareholders.

During the quarter, domestic market sales volume grew 13.8%, principally in-natura products, due to the diversion of these items originally destined for export markets, and reflecting an international scenario of falling consumption and high inventory in the major importing countries.

This situation had already begun to emerge at the end of 2005 when the first cases of avian influenza were reported in Europe. Consumer anxiety together with embellished publicity as to the reality of the avian influenza outbreaks translated into a reduction of consumption and an oversupply of poultry meat, in turn triggering a scaling down of production by leading world producers.

In this context, Perdigão was also obliged to follow suit in the light of an 8.4% decline in export volume during the quarter. In addition, the average foreign exchange rate appreciation of 17% in the quarter reduced export revenues when converted into Reais.

In the light of this, volumes of chilled and frozen products posted growth of 1.8% in the quarter, the Company recording gross revenues of R$ 1.2 billion against R$ 1.4 billion for the same period in 2005.

(The variations mentioned in this report are comparisons between First Quarter 2006 and First Quarter 2005, except where otherwise stated)

OPERATING AND FINANCIAL INDICATORS – FIRST QUARTER 2006

•                  Gross sales were R$ 1.2 billion, 10.4% down in the quarter;

•                  Chilled and frozen sales volume reported an increase of 1.8%;

•                  Domestic chilled and frozen sales volume grew 13.8%, with total revenues 1.1% higher.

•                  Export volume posted an 8.4% decline in volume and a 22.8% drop in revenues.

•                  Sales volume of higher value-added products achieved a 3.7% increase against a 0.9% fall in sales revenue;

•                  Gross profit amounted to R$ 249.4 million, a 24.2% decrease;

•                  EBITDA reached R$ 64.3 million in the quarter, 56.3% down and equivalent to an EBITDA margin of 6.1%;

•                  Net income was R$ 10.4 million, a reduction of 85.5%, representing a net margin of 1.0%.

•                  Perdigão’s shares posted an average daily trading volume in the quarter of US$ 7.4 million, an increase of 95%.

Highlights - R$ million	1Q06	%Net Sales	1Q05	%Net Sales	%Ch.
Gross Sales	1,229.1	116.4	1,371.6	114.0	(10.4)
Domestic Market	720.8	68.3	713.3	59.3	1.1
Exports	508.3	48.2	658.3	54.7	(22.8)
Net Sales	1,055.5	100.0	1,203.5	100.0	(12.3)
Gross Profit	249.4	23.6	329.2	27.4	(24.2)
EBIT	26.3	2.5	122.0	10.1	(78.5)
Net Income	10.4	1.0	71.8	6.0	(85.5)
EBITDA	64.3	6.1	147.3	12.2	(56.3)
EPS*	0.08		0.54		(85.5)
Frozen and Chilled products (thousand tons)	294.1		289.1		1.8

* Earnings per share (in Reais), excluding treasury shares, considering the split approved on the Ordinary/ Extraordinary Shareholders’ meeting that took place on March 8, 2006 and became effective on April 12, 2006

SECTOR PERFORMANCE

The increase in real incomes in Brazil, controlled inflation and a reduction in the basic rate of interest should continue to contribute to the Company’s favorable domestic sales. Meanwhile, in the export market, the recovery in demand for poultry meats – notably in Europe, once the avian influenza outbreak has been stabilized – together with the relaxing of trade bans on pork meat imports, may bring new opportunities for boosting exports and contributing to the Company’s plans for sustainable growth.

Exports

Brazil exported 638,000 tons of chicken meats in the first quarter of 2006, practically unchanged in relation to the same period in 2005. Brazilian overseas sales were adversely impacted by repressed world demand and high inventory in the international markets due to avian influenza outbreaks.

Pork meat exports registered a decline of 19% to 99,400 tons in the first quarter of 2006. This reflected the trade ban imposed by importing countries following cases of foot and mouth disease reported in the states of Mato Grosso do Sul and Paraná in late 2005.

Raw Materials

World supplies of corn and soybeans have been abundant of recent, feeding through to a pattern of declining prices on both the international and domestic markets. Such plentiful supplies reflect another bumper crop in the United States as well as a recovery in domestic Brazilian output. In addition to the elements pushing up the supply side, consumption of animal feed weakened due to the impact of avian influenza and increasing grain inventory at both major producers and also world exporters.

In spite of the United States corn crop being 6% down on the 2004/05 harvest, volumes were the second highest ever, resulting in an end-of-harvest stockpile of nearly 5 million tons. This year’s US soybean crop was also slightly down on the record last year (84 million in 2005/06 against 85 million in 2004/05), although final inventories doubled.

The fifth Conab (National Supply Council) survey, conducted in April 2006, estimates the Brazilian 2005/06 corn crop at 40.8 million tons, 16% more than in 2004/05. The current soybean crop is forecasted at 55.7 million, 8% more than in 2004/05.

Domestic consumption

Increased food consumption is being driven by higher real incomes and rates of employment. While in the first quarter, there was an oversupply of poultry and raw material for specialty meat production due to the international scenario, domestic demand was strong, the pressure being on average prices only.

Frozen meat products grew 4.7% while frozen pastas also accumulated an increase of 13.2% up to March 2006. Specialty meats reported an increase of 13.7%, while frozen pizzas were up 7.6% to the end of February 2006 according to AC Nielsen data.

Animal Health Questions

The disruption caused by avian influenza, mainly in Europe and Asia, resulted in a drop in consumption in various importing countries, also generating a fall in prices principally for in-natura poultry items due to public concern surrounding the disease. This factor was also associated with very high world stocks due to overproduction on the part of the main countries supplying the importing markets and reflecting a corresponding decline in export volumes.

Added to these difficulties, shipments of pork meat to Russia also came to a halt following the identification of foot and mouth outbreaks in the states of Mato Grosso do Sul and Paraná at the end of 2005. As a result some, importing countries implemented partial or total trade blockades  on imports of Brazilian beef and pork.

World producers, the Company included, are currently trimming back production in order to adjust to a situation of high inventory and falling poultry meat consumption. Another important measure on the animal health front was the approval and nationwide implementation of the Ministry of Agriculture’s operating plan for the prevention of Newcastle and avian influenza diseases.

The tendency is for these negative factors to become less significant, allowing  the market conditions for Brazilian exports to improve in the second half of the year.

INVESTMENTS AND PROJECTS

Capital expenditures in the quarter amounted to R$ 95.4 million, 62% more than for the same quarter in 2005. These investments were largely directed to the following projects: a new poultry hatchery and the expansion of cooked product capacity at the Carambei-PR unit; expansion of poultry slaughtering capacity at Serafina Corrêa-RS, Marau-RS, Capinzal-SC, Rio Verde-GO and Nova Mutum-MT; new specialty meat product lines and the expansion of the animal feed plant at Rio Verde-GO.

Additional investments were made in the Mineiros-GO agroindustrial complex. This  is currently at the stage of concreting the industrial unit’s internal pavement, work on the roof having already been concluded. Investments were also made in equipment for the sub-products plant and for steam generation while the construction of the poultry breeding farms are in progress. Start-up of operations at this unit is scheduled for January 2007.

OPERATING PERFORMANCE

Production

Output of meat products reported a growth of 11.9% in the quarter compared with the same quarter in 2005 and amounting to 325,500 tons, representing a growth of 16.6% in poultry and 5.7% in pork/beef .

During the quarter, 138.5 million head of poultry were slaughtered, an increase of 12.4%. In the hogs/beef cattle segment, some 883,900 head were slaughtered, 2.7% more than in the same quarter of 2005, representing a 2% reduction in hogs but more than offset by the Company’s initial beef-cattle slaughtering activities.

In line with the tendency among producers worldwide, the Company is also temporarily cutting back production to adjust its business to market demand.

Production	1Q06	1Q05	% Ch.
Poultry Slaughter (million heads)	138.5	123.2	12.4
Hog/ Cattle Slaughter (thousand heads)	883.9	860.4	2.7
Poultry Meats (thousand tons)	192.3	164.8	16.6
Pork/Beef Meats (thousand tons)	133.2	126.1	5.7
Total Meats (thousand tons)	325.5	290.9	11.9
Other Processed Products (thousand tons)	6.3	5.0	26.3
Feed and Premix (thousand tons)	784.7	728.6	7.7
One-day Chicks (million units)	130.9	128.6	1.8

Domestic Market

Gross domestic sales in the quarter amounted to R$ 720.8 million, a 1.1% year-on-year rise while frozen and chilled sales volume posted a 13.8% increase.

With oversupply in the domestic market during the quarter reflecting lower exports, especially in-natura products, the overall average price fell 7.6%, poultry and pork commodity-type products reporting price declines of more than 25%. However, average costs were also down by 6.3%, thus partially offsetting the squeeze on domestic margins.

The increase in in-natura product volumes (poultry and beef ) was 105.8%, with sales revenue 51.1% higher. Elaborated/processed products reported a growth of 3.3% by volume and 0.8% in sales revenues. Growth in these higher value-added items was lackluster due to the ready supply of in-natura products with lower prices. However, the reduction in costs of the higher value-added segment – greater than the fall in prices – contributed to a slight improvement in margins for these products.

	Tons (thousand)			Sales (R$ million)
Domestic Market	1Q06	1Q05	% Ch.	1Q06	1Q05	% Ch.
In-Natura	25.9	12.6	105.8	76.1	50.4	51.1
- Poultry	19.4	9.8	98.6	55.3	40.2	37.4
- Pork/Beef	6.5	2.8	131.0	20.8	10.1	105.6
Elaborated/Processed (meats)	117.3	113.5	3.3	544.8	540.6	0.8
Other Processed	7.3	6.1	19.6	54.1	46.7	16.0
Total Frozen and Chilled	150.5	132.2	13.8	675.0	637.7	5.9
- Soybean Products	14.2	34.0	(58.4)	11.6	46.1	(74.9)
- Others	—	—	—	34.2	29.6	15.8
Total	164.6	166.2	(0.9)	720.8	713.3	1.1
Total Elaborated/Processed	124.6	119.6	4.2	598.9	587.3	2.0

The fall of 58.4% by volume and 74.9% by sales revenues in the soybean business was fully justified by the sale of the Marau-RS crushing plant in the second half of 2005.

The following product launches were made in the quarter: Perdigão-branded pepperoni lasagna, Ouro bologna sausage pizza, pepperoni cheese bread, ready prepared cheese bread and medallion of Chester®. The Company launched the following products under the Batavo brand: Freski chicken sausage, Freski ham-type chicken and special green corn.

The Company retained its leadership in the specialty meats segment with a 25.4% market share. Other segments reported a market share as follows: 34.3% for frozen meats, 31.1% for frozen pizzas and 34.4% for frozen pastas.

The institutional market represented by the fast food chains, restaurants, hotels, industrial kitchens, among others, reported an increase in participation in relation to other distribution channels of 130 basis points while the retail channel’s relative share increased by 70 basis points as shown in the pie charts below.

Exports

Problems created by the avian influenza outbreak impacted the global trading environment, reducing consumption principally in Europe and the Middle East. This combined with high inventory held at the importers has generated momentary international oversupply in poultry products, leading major world producers to review and cut back production.

This situation has been aggravated by foot and mouth outbreaks in the states of Mato Grosso do Sul and Paraná last year  resulting in a partial or total ban on Brazilian pork and beef exports, mainly by one of the major importing markets – Russia.

The outcome of this chain of events was a slide in chilled and frozen product volume by 8.4% in the quarter with export revenues reducing by 22.8%. While the average US dollar prices remained even slightly above those prevailing in the first quarter 2005, the sharp appreciation of the Real against the US dollar triggered a 15.7% fall in average export prices, in Reais, in the first quarter 2006. Costs on the other hand fell only 6.9% in the period and not enough to compensate for the fall in average prices and volumes during the quarter. The net effect was a significant squeeze in operating margins.

	Tons (thousand)			Sales (R$ million)
Exports	1Q06	1Q05	% Ch.	1Q06	1Q05	% Ch.
In-Natura	121.6	135.1	(10.0)	395.2	527.1	(25.0)
- Poultry	99.2	110.1	(9.9)	297.5	393.5	(24.4)
- Pork/Beef	22.4	25.0	(10.3)	97.8	133.6	(26.8)
Elaborated/Processed (meats)	22.0	21.6	2.0	112.9	129.5	(12.8)
Total Frozen and Chilled	143.7	156.9	(8.4)	508.2	657.9	(22.8)
Total	143.7	156.9	(8.4)	508.2	658.3	(22.8)
Total Elaborated/Processed	22.0	21.8	1.1	113.0	130.8	(13.7)

Due to this adverse international trading environment and set against the strong surge in the Real against the US dollar of 17.3% in the quarter compared to the same period in 2005, Perdigão reported the following performance in its main overseas markets:

•                  Middle East – Volume was down 9.6% while sales fell 16.4%. Public alarm caused by the avian influenza outbreak produced a fall in demand and some stock piling during the period of the annual pilgrimage to Mecca (the Haji), when there was an avian influenza outbreak in Kuwait.

•                  Far East – Sales during the period were negatively affected by the build-up of inventory levels at the end of 2005, principally in Japan and South Korea, also accompanied by a reduction in prices. During the period, volumes dipped 0.8% while export revenue declined 12.6%. In the face of this market slackness, China suspended the issue of import licenses.

•                  Europe – With volumes 7.8%, and sales revenues 22.3% down, European countries were worst affected by weaker demand in the wake of the avian influenza scare. Average prices held steady based on a year-on-year comparison, although declining significantly in relation to December 2005.

•                  Eurasia – The fall of 34.0% in volume and 49.7% in export revenues in this market was due to the delay in the allocation of distribution quotas and to the spread of avian influenza. Shipments of pork meat during the first quarter were also substantially affected due to the Russian ban on Brazilian meat imports.

•                    Africa, the Americas and other Countries – Exports increased 24.5% in volume and 1.9% in revenues compared with the first quarter in 2005. We also resumed exports of processed products to the Argentine and started to export to the Chilean  markets.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.1 billion in the quarter, 12.3% lower than  on the same period in the preceding year. While the total trading volumes of chilled and frozen products were 1.8% higher than 2005, falling exchange rates and the decline in average prices in the markets, associated with meat oversupply, resulted in a reduction in sales revenues.

The relative accumulated share of higher value-added products (elaborated/processed) was 52.5% against 47.7% of total net sales, a growth of 3.7% in volume and a reduction of 0.9% in sales. The relative gain in the share of sales from higher valued-added products reflects a slight reduction in average prices in the domestic market and an improvement in average export prices in US dollars, albeit with a significant reduction in Reais.

Cost of Sales

The principal raw material costs, grains (corn and soybeans) and live hogs acquired from third-parties, reported a significant decline, contributing to a reduction in average costs. As farm-raised animals consume at the average cost of animal feed, the impact of the Real’s appreciation in relation to the foreign exchange rate for the main inputs occurs gradually, contrary to the immediate affect on export revenues. Adjustments were also made in production runs given a scenario of market surpluses.

The end result was that the 7.8% cut in selling costs was not enough to compensate the impact on operating margins arising from  the reduction in export volume and the fall in prices and in sales revenues.

Gross Profit and Gross Margin

The gross margin for the quarter was 23.6% against 27.4% in the same quarter in 2005, a reduction of 380 basis points, set against a negative international trading environment for animal protein, principally in the poultry segment, and once again, the sharp appreciation in the domestic currency against the US dollar. The Company posted gross profits of R$ 249.4 million, a reduction of 24.2%, mainly due to the adverse performance in the export market.

Operating Expenses

Operating expenses amounted to 21.1% of net sales against 17.2% for the same period in 2005. This represented a 7.7% increase in absolute values amounting to R$ 223.2 million against R$ 207.1 million in the first quarter of 2005. The percentage of operating expenses relative to net sales had a greater impact due to the decline in the latter.

The principal increases in selling expenses were a function of fixed overheads, an increase in freight and warehousing costs, the greater distribution of products to the domestic market, advertising and customer promotions.

Operating Income and Operating Margin

The operating income for the quarter reached R$ 26.3 million, a reduction of 78.5% for reasons already described - a fall of more than 8% in export volume, a marked reduction in average prices – mainly exports due to the substantial drop in exchange rates, and an increase in operating expenses.

The partial reduction in costs was not enough to offset the impact of the inclement trading environment, the Company reporting a reduced operating margin of 2.5% against 10.1% in the same period in 2005.

Financial Results

Despite an increase of 30.8% in net debt, financial expenses reported a fall of 86.4% mainly due the gains accruing from the Company’s consolidated foreign currency position due to the Real’s appreciation against the US dollar.

Debt	On March 31, 2006			On March 31, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	250.5	168.0	418.5	453.8	(7.8)
Foreign Currency	180.3	1061.2	1241.5	567.3	118.8
Gross Debt	430.7	1,229.2	1,659.9	1,021.1	62.6
Cash Investments
Local Currency	228.9	—	228.9	159.9	43.1
Foreign Currency	464.7	84.1	548.8	186.9	193.7
Total Cash Investments	693.6	84.1	777.7	346.8	124.3
Net Accounting Debt (1)	(262.9)	1,145.0	882.2	674.3	30.8
Exchange Rate Exposure - US$ million			(132.0)	(8.8)	—

(1) The Company consolidated the FIDC – Credit Rights Investment Fund and classified ACEs – Advance on Bills of Exchange as a liability amounting to R$ 151.4 million (R$ 232.1 million in 2005) from the last quarter,  2005.

The increase in net debt is due greater needs for funding investments in fixed assets and in working capital. The annualized Net Debt/EBITDA  (last 12 months) was 1.5 times.

Net Income and Net Margin

The net income for the quarter was R$ 10.4 million, down 85.5% compared with the first quarter in 2005, corresponding to a net margin of 1% against 6%.

EBITDA

EBITDA (operating earnings before interest, taxes, depreciation and amortization) reached R$ 64.3 million, a 56.3% decline, and equivalent to an EBITDA margin of 6.1% against 12.2% for the same quarter in 2005, when general market performance was more favorable.

EBITDA		1st Quarter
R$ Million	2006	2005	% Ch.
Operating Income Before Financial Expenses	26.3	122.0	(78.5)
(+) Depreciation, amortization and deplention	33.7	27.8	21.0
(±) Other Operating Results	4.4	(2.6)	—
= EBITDA	64.3	147.3	(57.5)

SHAREHOLDERS’ EQUITY

Finished product inventory increased 40.8% compared to the first quarter 2005.

Shareholders’ Equity increased 17.9% from R$ 1.0 billion on March 31 2005 to R$ 1.2 billion at the end of first quarter 2006.

STOCK MARKET

The Company’s share and ADR performance  was affected by the world trading environment for the poultry segment. Trading volume in the shares on the São Paulo Stock Exchange (Bovespa) increased by 26.2%  and for ADRs traded on the NYSE, by 80.9%.

PRGA	1Q06	1Q05	PDA	1Q06	1Q05
Share Price - R$*	22.67	17.17	Share Price - US$*	20.50	12.77
Traded Shares (Volume)	35.6 million	28.2 million	Traded ADRs (Volume)	3.6 million	2.0 million
Performance	(13.8)%	(10.1)%	Performance	(10.0)%	(13.3)%
Bovespa Index	13.4%	1.6%	Dow Jones Index	3.7%	(2.6)%
IGC (Brazil Corp. Gov. Index)	15.9%	3.1%
ISE (Corp. Sustainability Index)	14.0%	—

* Closing Price

In the chart above we take into consideration the adjustments arising from the stock split approved by the OGM/EGM on March 8 2006 and effective April 12 2006, in terms of the shares and ADR prices and trading volume.

Perdigão’s shares are to become a component of the Bovespa’s principal stock index, the IBOVESPA, as from May 2 2006 with a 0.820% participation. This achievement is a reflection of the excellent daily financial trading volumes recorded on the São Paulo Stock Exchange since the announcement of the Company’s New Market listing. The daily average financial volume was twice the daily average for 2005, increasing from US$ 3.8 million to US$ 7.4 million/daily and reaching the level of US$ 8.2 million/daily in March. Trading volume represented 41.3% of the transactions for the sector on the Bovespa and 42.3% of its ADRs on the NYSE.

SOCIAL BALANCE

As of March 31 2006, the Company employed 35,531, the majority – 90.5% - allocated to the production area. Compared with the same period last year, the Company created 4,000 new job opportunities, an increase of 12.6%.

Fringe benefits and social programs accounted for R$ 24.0 million, a 24.9% increase, for nutrition, healthcare, education, culture, transportation, professional training and development, private pension plan, among others. Investments in the environment at R$ 4.8 million in the quarter, were up by 125.8%.

Main Indicators	On March 31, 2006	On March 31.2005	% Ch.
Number of Employees	35,531	31,568	12.6
Net Sales per Employee/year - R$ thousands	118.8	152.5	(22.1)
Productivity per Employee (tons/year)	37.5	37.6	(0.3)

Accumulated valued-added was R$ 376.4 million, 12.4% lower than in the first quarter of 2005.

CORPORATE GOVERANCE

Novo Mercado - New Market

With a quorum representing 70% the total capital, the Ordinary and Extraordinary General Meeting held on March 8 2006 unanimously approved the conversion of preferred into common shares on a one-to-one basis. The Meeting also approved a 200% stock split, with the issue of two new shares for every share held by investors,  as well as authorizing the Company’s entrance on Bovespa’s New Market corporate governance level.

Trading in the Company’s shares on the New Market began on March 12 2006. Perdigão was the first traditional company  in the market and the first in the food and beverage sector to adhere to the good corporate governance practices required under New Market listing regulations.

Besides the improvement in corporate government practices, the objectives of this initiative were the equalization of rights integral to the shares issued by the Company, greater visibility, transparency and liquidity for the shareholders and investors, as well as part of Perdigão’s efforts to seek the creation of a basis for sustained growth and the perpetuation of the businesses.

The belief is that the capital markets always attribute the better fair price to the shares of the company that includes as part of its corporate structure: diffuse control, equality of shareholder rights, a premium for public offerings and the introduction of protective mechanisms.

Consultancy Fees

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

OUTLOOK

Some producing countries are reducing poultry production, which should lead to a more balanced supply and demand scenario from this quarter onward, favoring a tentative recovery in prices and greater demand for poultry-related products. Some evidence of this has already been observed in the case of certain products. We believe that the recovery in demand followed by better  opportunities for our exports can be expected for the second half of this year.

As for the domestic market, we remain optimistic in relation to the tendency towards improved incomes and employment prospects. These factors should drive  demand for non-durable goods such as food.

We continue to take steps to reduce costs and expenses and to implement projects for assuring increased productivity and value-added.

It is our understanding that the barriers being faced are part of the overall scenario affecting the international market for the sector and that sanitary crises are part and parcel of animal breeding. It is also our belief that the fall in consumption tends to be much more circumstantial than structural and that these questions should be seen as providing the potential for future opportunities for the better-prepared organizations. We intend to continue our capital expenditures program as part of our goal of achieving sustained growth of the businesses using our competitive advantages to interact in the quest for better results for our investors.

São Paulo, May 2006.

Eggon João da Silva	Nildemar Secches

Chairman

Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

MARCH 31, 2006 AND 2005

(in thousands of Brazilian Reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	3,506,967	2,713,778
CURRENT ASSETS	2,013,452	1,432,995
NONCURRENT ASSETS	215,017	245,416
PERMANENT	1,278,498	1,035,367
Investments	13,921	497
Property, Plant and Equipment	1,173,463	951,066
Deferred Charges	91,114	83,804

LIABILITIES AND SHAREHOLDERS’ EQUITY	3,506,967	2,713,778
CURRENT LIABILITIES	909,018	1,122,470
LONG TERM LIABILITIES	1,369,221	549,396
SHAREHOLDERS’ EQUITY	1,228,728	1,041,912
Capital Stock Restated	800,000	490,000
Reserves	425,215	482,306
Retained Earnings	3,513	69,606

INCOME STATEMENT

	1Q06	1Q05	Ch. %
GROSS SALES	1,229,079	1,371,577	(10.4)
Domestic Sales	720,829	713,307	1.1
Exports	508,250	658,270	(22.8)
Sales Deductions	(173,616)	(168,100)	3.3
NET SALES	1,055,463	1,203,477	(12.3)
Cost of Sales	(806,026)	(874,292)	(7.8)
GROSS PROFIT	249,437	329,185	(24.2)
Operating Expenses	(223,166)	(207,153)	7.7
OPERATING INCOME BEFORE FINANCIAL EXPENSES	26,271	122,032	(78.5)
Financial Expenses, net	(4,300)	(31,537)	(86.4)
Other Operating Results	4,369	(2,558)	—
INCOME FROM OPERATIONS	26,340	87,937	(70.0)
Nonoperating Income	(2,188)	324	—
INCOME BEFORE TAXES	24,152	88,261	(72.6)
Income Tax and Social Contribution	(12,920)	(11,090)	16.5
Employees / Management Profit Sharing	(834)	(5,379)	(84.5)
NET INCOME	10,398	71,792	(85.5)
EBITDA	64,326	147,312	(56.3)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.